EXHIBIT 99.1

NewsRelease

TC Energy announces upsizing and results of its cash tender offers

CALGARY, Alberta – **Oct. 9, 2024** – News Release – TC Energy Corporation (TSX, NYSE: TRP) ("TC Energy") today announced that TransCanada PipeLines Limited (the "Company"), a wholly-owned subsidiary of TC Energy, has released (i) the results of its previously announced seven separate offers (the "Offers") to purchase for cash the outstanding notes of the series listed in the table below (collectively, the "Notes") and (ii) that it has amended the Offers by increasing the Maximum Purchase Amount from US$1,750,000,000 to US$1,809,000,000, an amount sufficient to accept for purchase all Notes with Acceptance Priority Levels 1 – 5 in full, in accordance with the terms of the Tender Documents (as defined below).

The Offers were made upon the terms and subject to the conditions set forth in the Offer to Purchase dated Oct. 1, 2024 relating to the Notes (the "Offer to Purchase") and the notice of guaranteed delivery attached as Appendix A thereto (the "Notice of Guaranteed Delivery" and, together with the Offer to Purchase, the "Tender Offer Documents"). Capitalized terms used but not defined in this announcement have the meanings given to them in the Offer to Purchase.

The Offers expired at 5 p.m. (Eastern time) on Oct. 8, 2024 (the "Expiration Date"). The Guaranteed Delivery Date will be the second business day after the Expiration Date and is expected to be Oct.10, 2024. The Settlement Date will be the fourth business day after the Expiration Date and is expected to be Oct. 15, 2024.

According to information provided by D.F. King & Co., Inc., the Information and Tender Agent in connection with the Offers, US$2,870,274,000 combined aggregate principal amount of Notes were validly tendered prior to or at the Expiration Date and not validly withdrawn. In addition, US$78,193,000 combined aggregate principal amount of Notes were tendered pursuant to the Guaranteed Delivery Procedures and remain subject to the Holders' performance of the delivery requirements under such procedures. The table below provides certain information about the Offers, including the aggregate principal amount of each series of Notes validly tendered and not validly withdrawn at or prior to the Expiration Date and the aggregate principal amount of Notes reflected in Notices of Guaranteed Delivery delivered at or prior to the Expiration Date pursuant to the Tender Offer Documents.

Acceptance Priority Level	Title of Notes	CUSIP / ISIN Nos. (1)	Principal Amount Outstanding	Total Consideration(2)	Principal Amount Tendered(3)	Principal Amount Accepted(3)	Principal Amount Reflected in Notices of Guaranteed Delivery
1	2.500% Senior Notes due 2031	89352HBC2 / US89352HBC25	US$1,000,000,000	US$887.76	US$739,213,000	US$739,213,000	US$47,207,000
2	5.000% Senior Notes due 2043	89352HAL3 / US89352HAL33	US$625,000,000	US$965.85	US$200,842,000	US$200,842,000	—
3	4.875% Senior Notes due 2048	89352HAY5 / US89352HAY53	US$1,000,000,000	US$941.07	US$440,800,000	US$440,800,000	US$4,281,000

Acceptance Priority Level	Title of Notes	CUSIP / ISIN Nos. (1)	Principal Amount Outstanding	Total Consideration(2)	Principal Amount Tendered(3)	Principal Amount Accepted(3)	Principal Amount Reflected in Notices of Guaranteed Delivery
4	5.100% Senior Notes due 2049	89352HAZ2 / US89352HAZ29	US$1,000,000,000	US$977.29	US$179,924,000	US$179,924,000	US$19,144,000
5	4.750% Senior Notes due 2038	89352HAX7 / US89352HAX70	US$500,000,000	US$963.02	US$313,189,000	US$313,189,000	US$1,611,000
6	4.250% Senior Notes due 2028	89352HAW9 / US89352HAW97	US$1,400,000,000	US$994.82	US$566,368,000	—	US$5,880,000
7	4.875% Senior Notes due 2026	89352HAT6 / US89352HAT68	US$850,000,000	US$1,003.36	US$429,938,000	—	US$70,000

(1) No representation is made by the Company as to the correctness or accuracy of the CUSIP numbers or ISINs listed in this News Release or printed on the Notes. They are provided solely for convenience.

(2) The total consideration for each series of Notes (such consideration, the "Total Consideration") payable per each US$1,000 principal amount of such series of Notes validly tendered for purchase.

(3) The amounts exclude the principal amounts of Notes for which Holders have complied with certain procedures applicable to guaranteed delivery pursuant to the Guaranteed Delivery Procedures. Such amounts remain subject to the Guaranteed Delivery Procedures. Notes tendered pursuant to the Guaranteed Delivery Procedures are required to be tendered at or prior to 5 p.m. (Eastern time) on Oct. 10, 2024.

Overall, US$1,873,968,000 aggregate principal amount of Notes have been accepted for purchase, excluding the Notes delivered pursuant to the Guaranteed Delivery Procedures. The Maximum Purchase Condition (after giving effect to the increase described above) has been satisfied with respect to the Offers in respect of the series of Notes with Acceptance Priority Levels 1 – 5. Accordingly, all Notes of those series that have been validly tendered and not validly withdrawn at or prior to the Expiration Date have been accepted for purchase. Because the Maximum Purchase Condition was not satisfied with respect to the series of Notes with Acceptance Priority Levels 6 and 7, the Company has not accepted any Notes of such series (as indicated in the table above) and will promptly return all validly tendered Notes of such series to the respective tendering Holders.

Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders whose Notes have been accepted for purchase in the Offers will receive the applicable Total Consideration specified in the table above for each US$1,000 principal amount of such Notes, which will be payable in cash on the applicable Settlement Date.

In addition to the applicable Total Consideration, Holders whose Notes have been accepted for purchase will be paid the Accrued Coupon Payment. Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers, including those tendered pursuant to the Guaranteed Delivery Procedures. Under no circumstances will any interest be payable because of any delay in the transmission of funds to Holders by the Depository Trust Company ("DTC") or its participants.

The Offers are subject to the satisfaction of certain conditions as described in the Offer to Purchase. The Company reserves the right, subject to applicable law, to waive any and all conditions to any Offer. If any of the conditions is not satisfied, the Company is not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered notes, in each event subject to applicable laws, and may terminate or alter any or all of the Offers. The Company has retained Deutsche Bank Securities Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, and RBC Capital Markets, LLC to act as the dealer managers (the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions for the Offers should be directed to Deutsche Bank Securities Inc. at (866) 627-0391 (toll-free) or (212) 250-2955 (collect), J.P. Morgan Securities LLC at (866) 834-4666 (toll- free) or (212) 834-4818 (collect), Morgan Stanley & Co. LLC at (800) 624-1808 (toll-free) or (212) 761-1057 (collect), or RBC Capital Markets, LLC at (877) 381-2099 (toll-free) or (212) 618-7843 (collect). D.F. King & Co., Inc. acts as the Information and Tender Agent for the Offers. Questions or requests for assistance related to the Offers or for additional copies of the Offer to Purchase may be directed to D.F. King & Co., Inc. in New York by telephone at +1 (212) 269-5550 (for banks and brokers only) or +1 (866) 620-9554 (for all others toll-free), or by email at TCEnergy@dfking.com. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. The Tender Offer Documents can be accessed at the following link: www.dfking.com/transcanada. If the Company terminates any Offer with respect to one or more series of Notes, it will give prompt notice to the Information and Tender Agent, and all Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. Upon such termination, any Notes blocked in DTC will be released. This announcement is for informational purposes only. This announcement is not an offer to purchase or a solicitation of an offer to sell any Notes or any other securities of TC Energy, the Company or any of their subsidiaries. The Offers were made solely pursuant to the Offer to Purchase. The Offers were not made to Holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In any jurisdiction in which the securities laws or “blue sky” laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to have been made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction. No action has been or will be taken in any jurisdiction that would permit the possession, circulation or distribution of either this announcement, the Offer to Purchase or any material relating to us or the Notes in any jurisdiction where action for that purpose is required. Accordingly, neither this announcement, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or from any such country or jurisdiction, except in compliance with any applicable rules or regulations of any such country or jurisdiction. Forward-looking Statements This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements include: statements regarding the terms and timing for completion of the Offers, including the settlement dates of the Notes accepted for purchase; and the satisfaction or waiver of certain conditions of the Offers. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of TC Energy to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that may cause actual results to vary include, but are not limited to, conditions in financial markets, investor response to the Offers, and other risk factors as detailed from time to time in TC Energy’s reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Readers are cautioned against unduly relying on forward-looking statements. Forward-looking statements are made as of the date of the relevant document and, except as required by law, TC Energy undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise. About TC Energy We’re a team of 7,000+ energy problem solvers working to safely move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbours, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522